Exhibit 99.3

2025 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail ROBO.AI INC. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on October 22, 2025. INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting If you plan to attend the virtual online extraordinary general meeting, you will need your 12-digit control number to vote electronically at the extraordinary general meeting. To attend: https://www.cstproxy.com/roboai/2025 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY Please mark your votes like this 1. An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to approve the increase of the Company’s authorized share capital, from US$50,000, divided into 500,000,000 shares comprising of (i) 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 400,000,000 Class B ordinary shares of a par value of US$0.0001 each, to US$400,000, divided into 4,000,000,000 shares comprising (i) 500,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 3,500,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”). 2. A special resolution of the holders of Class A ordinary shares and Class B ordinary shares to approve that the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association to (i) reflect the Share Capital Increase, (ii) expand the power of the Board to effect any stock split and reverse stock split, and (iii) make other miscellaneous revisions. FOR AGAINST ABSTAIN An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to approve and authorize that (i) the Company may give, make, sign, execute, and deliver all such agreements, letters, notices, certificates, acknowledgments, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands. CONTROL NUMBER Signature Signature, if held jointly Date 2025. Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If a partnership, please sign in partnership name by authorized person.

2025 Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be Held on October 23, 2025 The Notice of Extraordinary General Meeting of Shareholders and Proxy Card are available at: https://www.cstproxy.com/roboai/2025 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY ROBO.AI INC. to appoint a substitute to vote the shares that the undersigned is entitled to vote at the extraordinary general meeting of shareholders (the “EGM”) of Robo.ai Inc. (the “Company”) to be held on October 23, 2025 at 4:00 p.m. (Dubai local time) at the Company’s headquarters, located at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE, and at any adjournments and/or postponements thereof. You can also participate in the EGM, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/roboai/2025. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’s discretion on such other matters as may properly come before the EGM or any adjournment or postponement thereof. The undersigned acknowledges receipt of the accompanying Notice of Extraordinary General Meeting of Shareholders and revokes all prior proxies for said meeting. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE, TWO, AND THREE. (Continued and to be marked, dated and signed on the other side)